UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2015

Commission File Number 000-20860

EZchip Semiconductor Ltd.
(Translation of registrant’s name into English)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-148932, 333-148933, 333-164330, 333-164331, 333-170900, 333-170901, 333-179491, 333-200165, 333-200166 and 333-200167.

EZCHIP CONFIRMS RECEIPT OF DIRECTOR NOMINATIONS
No Shareholder Action Required at this Time

EZchip Semiconductor Ltd. (“EZchip” or the “Company”) hereby confirms that Raging Capital Master Fund, Ltd. (“Raging Capital”) has submitted a request to the Company to nominate two candidates to stand for election to the Company’s Board of Directors at the 2015 Annual General Meeting of Shareholders, which is scheduled to be held on November 12, 2015. EZchip shareholders are not required to take any action at this time.

EZchip’s Board of Directors and management team are committed to acting in the best interests of the Company and its shareholders.  As part of our ongoing effort to maximize value for EZchip shareholders, we are open to the perspective of our shareholders and welcome their input.

On September 30, 2015, EZchip entered into a definitive merger agreement to be acquired by Mellanox Technologies, Ltd. (“Mellanox”) for a cash purchase price of $25.50 per share, representing a 16% premium over EZchip’s closing ordinary share price on September 29, 2015, the day prior to the public announcement of the transaction.  The purchase price also represents a significant 33.1% premium to the volume-weighted closing prices of EZchip’s ordinary shares over the twelve-month period prior to September 29, 2015.  Our Board of Directors unanimously recommends that shareholders vote “for” the approval of the merger proposal.

The Mellanox transaction is the culmination of a comprehensive process to maximize value for EZchip shareholders. The Board believes that Mellanox’s fully financed, all-cash $25.50 per share offer provides shareholders with certain value today that EZchip’s Board does not believe could be realized on a future standalone basis.

EZchip’s Board of Directors comprises seven directors, a majority of which are independent directors within the meaning of Israel’s Companies Law and the requirements of NASDAQ (including two Outside Directors (within the meaning of Israel’s Companies Law)) and all of whom are highly-qualified and proven leaders. The Board is committed to overseeing the successful combination of EZchip and Mellanox Technologies, and remains confident that this transaction is in the best interest of all shareholders.

The Company’s Board will review the proposed nominees and present its recommendation with respect to the election of directors in a supplement to the proxy statement, which will be filed with the Securities and Exchange Commission and mailed to all shareholders eligible to vote at the 2015 Annual General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZchip Semiconductor Ltd.

By:	/S/ Dror Israel
Name:	Dror Israel
Title:	Chief Financial Officer

Date: October 22, 2015